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                                                                  EXHIBIT (a)(7)

              SOFTWARE AG SYSTEMS, INC. ANNOUNCES "DUTCH AUCTION"
                                STOCK REPURCHASE

   RESTON, VA--April 27, 1999--Software AG Systems, Inc. (NYSE:AGS) today announced that it is offering to repurchase up to six (6) million shares of its common stock at a price not greater than $8.00 per share nor less than $6.50 per share (the "Offer"). The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows stockholders to select the price within the specified range at which the stockholder is willing to sell all or a portion of his or her shares to the Company.

   Based on the number of shares tendered at the prices specified by the tendering stockholders, the Company will determine the single per share price within the price range that will allow it to buy six (6) million shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and not withdrawn) will, subject to possible proration and provisions relating to the tender of "odd lots (less than 100 shares)," be purchased for cash at the purchase price selected by the Company. All other shares that have been tendered and not purchased by the Company will be returned to the tendering stockholder.

   Commencing on April 27, 1999, the Offer is scheduled to expire at 5:00 P.M. EDT on May 25, 1999, unless extended by the Company. The Offer is explained in detail in the Offer to Purchase, Letter of Transmittal, and the Notice of Guaranteed Delivery, all obtainable either from Corporate Investor Communications, Inc. or Salomon Smith Barney Inc.

                                      ***

   This announcement contains forward-looking statements, which involve numerous risks and uncertainties. The Company's actual financial results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Company's filings with the Securities and Exchange Commission.